UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: May 3, 2004

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-9743	47-0684736
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay **Suite 4200** **Houston, Texas** (Address of principal executive offices)		**77002** (Zip code)

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 7. Financial Statements and Exhibits

(c) Exhibits

99.1 Press Release of EOG Resources, Inc. dated May 2, 2004

Item 12. Results of Operations and Financial Condition

On May 2, 2004, EOG Resources, Inc. issued a press release announcing first quarter 2004 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: May 3, 2004   By: /s/ TIMOTHY K. DRIGGERS
                                          Timothy K. Driggers
                                          Vice President and Chief Accounting Officer
                                          (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of EOG Resources, Inc. dated May 2, 2004

Exhibit 99.1

EOG Resources, Inc.
News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS FIRST QUARTER 2004 RESULTS, INCREASES 2004 PRODUCTION GROWTH TARGETS, REDUCES UNIT COST GUIDANCE AND ANNOUNCES SUCCESS IN TEXAS BARNETT SHALE NATURAL GAS PLAY

FOR IMMEDIATE RELEASE: Sunday, May 2, 2004

HOUSTON – EOG Resources, Inc. (EOG) today reported first quarter 2004 net income available to common of $98.1 million, or $0.83 per share. This compares to first quarter 2003 net income available to common of $126.7 million, or $1.09 per share. EOG increased 2004 production growth targets, reduced unit cost guidance and announced drilling success in Texas' Barnett Shale Play.

"EOG is raising its previously announced 2004 total company production growth target from 6.5 to 8 percent. With this increase, our three-year total growth target is now 27 percent -- 8 percent in 2004, 10 percent in 2005 and 7 percent in 2006. In addition, based on our early drilling success and to-date 2004 actual results and commodity prices, EOG has reduced its 2004 full year unit cost guidance as outlined in our most recent 8-K filing," said Mark G. Papa, Chairman and Chief Executive Officer.

The results for first quarter 2004 included a previously disclosed $44.5 million ($28.6 million after tax, or $0.24 per share) loss on the mark-to-market of commodity price transactions. During the quarter, net cash outflows from the settlement of commodity price transactions were $2.3 million ($1.5 million after tax, or $0.01 per share). Consistent with some analysts' practice of matching realizations to settlement months, adjusted non-GAAP net income available to common for the quarter was $125.2 million, or $1.06 per share. Similarly, EOG's first quarter 2003 results included a $45.2 million ($29.1 million after tax, or $0.25 per share) loss on mark-to-market commodity price transactions, net cash outflows from the settlement of commodity price transactions of $27.9 million ($18.0 million after tax, or $0.15

per share) and a one-time cumulative after-tax charge of $7.1 million ($0.06 per share) from a change in accounting principle to adopt Statement of Financial Accounting Standards No. 143 relating to asset retirement obligations of oil and gas properties. Reflecting these items, first quarter 2003 adjusted non-GAAP net income available to common was $144.9 million, or $1.25 per share. (Please refer to the table below for the reconciliation of net income available to common to adjusted non-GAAP net income available to common.)

Operational Highlights

"Results from our U.S. and Canada singles and doubles drilling programs have surpassed original expectations and we are pleased to announce success with our horizontal Barnett Shale program in Johnson County, Texas. Additionally, our Trinidad and U.K. North Sea programs continue to be on track," said Papa.

In the Barnett Shale Play, EOG has acquired approximately 175,000 acres at essentially 100 percent working interest over the last three years. To date, EOG has drilled nine horizontal wells, focusing on optimizing drilling and completion methodologies. Since completing its initial horizontal well in the play, EOG has decreased drilling time from 30 to 10 days and reduced total well costs by over 50 percent. The Evans Unit #1H and the River Hills #2H wells recently came on-line and are producing around 2.6 and 3.2 million cubic feet per day (MMcfd), respectively. With 400 to 800 potential net well locations, EOG expects to increase drilling activity in the play beginning mid-2004.

"This play is expected to have a very significant impact on EOG's U.S. natural gas production growth, reserve additions and reinvestment rate of return," said Papa.

Results from EOG's South Texas drilling program in the Roleta, Frio and Wilcox Plays continue to be strong. In the Roleta formation, EOG drilled two key vertical wells during the first quarter. The Marshall State #5 and #6 are currently being completed and initial production is expected to be 10 to 15 MMcfd from each well. EOG has 50 percent working interest in these wells.

In Trinidad, the Parula #2 and #3 development wells were successfully drilled on the SECC Block. Combined with the Parula #1 discovery, the three wells are expected to have total deliverability of 300 MMcfd. Natural gas production from these wells and other sources will supply existing gas contracts including new ammonia and methanol plants that are scheduled to commence operations in mid-2004 and 2005, respectively.

Capital

During the quarter, EOG generated $114 million of free cash flow that was used to decrease debt by $23 million and increase cash and cash equivalents by $91 million. (Please refer to the table below for the reconciliation of net operating cash inflows to free cash flow.)

Conference Call Scheduled for May 3, 2004

EOG's first quarter 2004 conference call will be available via live audio webcast at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) Monday, May 3, 2004. To listen to this webcast, log on to www.eogresources.com. The webcast will be archived on EOG's website through May 17, 2004.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with substantial proved reserves in the U.S., Canada, offshore Trinidad and, to a lesser extent, the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the extent to which EOG can replicate on its other Barnett Shale acreage the results of its most recent Barnett Shale wells; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Form 10-K for fiscal year ended December 31, 2003, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330. In addition, reconciliation schedules for Non-GAAP Financial Measures referred to in this presentation can be found on the EOG Resources website at www.eogresources.com.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share amounts)

	Quarter Ended March 31	
	2004	2003
Net Operating Revenues	$ 464.3	$ 464.7
Net Income Available to Common	$ 98.1	$ 126.7
Net Income Per Share Available to Common		
Basic	$ 0.85	$ 1.11
Diluted	$ 0.83	$ 1.09
Average Number of Shares Outstanding		
Basic	115.6	114.4
Diluted	117.6	116.2

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended March 31	
	2004	2003
Net Operating Revenues		
Natural Gas	$ 417,389	$ 434,091
Crude Oil, Condensate and Natural Gas Liquids	90,458	75,508
Losses on Mark-to-Market Commodity Derivative Contracts	(44,455)	(45,221)
Other, Net	928	291
Total	464,320	464,669
Operating Expenses		
Lease and Well	64,417	48,339
Exploration Costs	25,996	17,458
Dry Hole Costs	10,027	6,620
Impairments	17,648	11,956
Depreciation, Depletion and Amortization	113,797	103,553
General and Administrative	24,915	20,421
Taxes Other Than Income	36,084	30,193
Total	292,884	238,540
Operating Income	171,436	226,129
Other Income (Expense), Net	(2,729)	152
Income Before Interest Expense and Income Taxes	168,707	226,281
Interest Expense, Net	16,683	15,318
Income Before Income Taxes	152,024	210,963
Income Tax Provision	51,171	74,407
Net Income Before Cumulative Effect of Change in Accounting Principle	100,853	136,556
Cumulative Effect of Change in Accounting Principle, Net of Income Tax	-	(7,131)
Net Income	100,853	129,425
Preferred Stock Dividends	2,758	2,758
Net Income Available to Common	$ 98,095	$ 126,667

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended March 31	
	2004	2003
Wellhead Volumes and Prices		
Natural Gas Volumes (MMcf/d)		
United States	618	642
Canada	203	158
United States & Canada	821	800
Trinidad	154	154
Total	975	954
Average Natural Gas Prices ($/Mcf)		
United States	$ 5.40	$ 5.92
Canada	4.98	5.18
United States & Canada Composite	5.30	5.77
Trinidad	1.49	1.32
Composite	4.70	5.05
Crude Oil/Condensate Volumes (MBD)		
United States	20.0	18.4
Canada	2.6	2.1
United States & Canada	22.6	20.5
Trinidad	2.6	2.3
Total	25.2	22.8
Average Crude Oil/Condensate Prices ($/Bbl)		
United States	$ 34.76	$ 32.96
Canada	31.72	31.78
United States & Canada Composite	34.41	32.84
Trinidad	32.91	33.27
Composite	34.25	32.89
Natural Gas Liquids Volumes (MBD)		
United States	4.8	3.1
Canada	0.6	0.7
Total	5.4	3.8
Average Natural Gas Liquids Prices ($/Bbl)		
United States	$ 24.71	$ 23.24
Canada	20.14	22.09
Composite	24.21	23.04
Natural Gas Equivalent Volumes (MMcfe/d)		
United States	767	771
Canada	222	174
United States & Canada	989	945
Trinidad	169	169
Total	1,158	1,114
Total Bcfe Deliveries	105.4	100.3

EOG RESOURCES, INC.
<u>**SUMMARY BALANCE SHEETS**</u>
(In thousands, except share data)

	March 31, 2004	December 31, 2003
	(Unaudited)	
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 95,717	$ 4,443
Accounts Receivable, Net	303,566	295,118
Inventories	23,758	21,922
Deferred Income Taxes	46,515	31,548
Other	34,288	42,983
Total	503,844	396,014
Oil and Gas Properties (Successful Efforts Method)	8,384,989	8,189,062
Less: Accumulated Depreciation, Depletion and Amortization	(4,048,682)	(3,940,145)
Net Oil and Gas Properties	4,336,307	4,248,917
Other Assets	114,902	104,084
Total Assets	$ 4,955,053	$ 4,749,015
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 296,457	$ 282,379
Accrued Taxes Payable	51,305	33,276
Dividends Payable	7,377	6,175
Liabilities from Price Risk Management Activities	80,196	37,779
Deferred Income Taxes	14,274	73,611
Other	43,415	43,299
Total	493,024	476,519
Long-Term Debt	1,085,822	1,108,872
Other Liabilities	180,729	171,115
Deferred Income Taxes	879,921	769,128
Shareholders' Equity		
Preferred Stock, $.01 Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative,		
$100,000,000 Liquidation Preference	98,648	98,589
Series D, 500 Shares Issued, Cumulative,		
$50,000,000 Liquidation Preference	49,872	49,827
Common Stock, $.01 Par, 320,000,000 Shares Authorized and		
124,730,000 Shares Issued	201,247	201,247
Additional Paid In Capital	8,180	1,625
Unearned Compensation	(29,411)	(23,473)
Accumulated Other Comprehensive Income	61,761	73,934
Retained Earnings	2,212,300	2,121,214
Common Stock Held in Treasury, 8,452,475 shares at		
March 31, 2004 and 8,819,600 shares at December 31, 2003	(287,040)	(299,582)
Total Shareholders' Equity	2,315,557	2,223,381
Total Liabilities and Shareholders' Equity	$ 4,955,053	$ 4,749,015

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Quarter Ended March 31	
	2004	2003
Cash Flows From Operating Activities		
Reconciliation of Net Income to Net Operating Cash Inflows:		
Net Income	$ 100,853	$ 129,425
Items Not Requiring Cash		
Depreciation, Depletion and Amortization	113,797	103,553
Impairments	17,648	11,956
Deferred Income Taxes	32,016	50,441
Cumulative Effect of Change in Accounting Principle	-	7,131
Other, Net	7,432	2,611
Exploration Costs	25,996	17,458
Dry Hole Costs	10,027	6,620
Mark-to-Market Commodity Derivative Contracts		
Total Losses	44,455	45,221
Realized Losses	(2,342)	(27,929)
Tax Benefits From Stock Options Exercised	2,419	2,959
Other, Net	(825)	69
Changes in Components of Working Capital and Other Liabilities		
Accounts Receivable	(8,404)	(111,034)
Inventories	(1,836)	646
Accounts Payable	14,382	20,670
Accrued Taxes Payable	23,946	23,872
Other Liabilities	4,603	(1,532)
Other, Net	2,815	(698)
Changes in Components of Working Capital Associated with		
Investing and Financing Activities	10,306	8,832
Net Operating Cash Inflows	397,288	290,271
Investing Cash Flows		
Additions to Oil and Gas Properties	(230,516)	(140,213)
Exploration Costs	(25,996)	(17,458)
Dry Hole Costs	(10,027)	(6,620)
Proceeds from Sales of Assets	5,954	7,320
Changes in Components of Working Capital Associated with		
Investing Activities	(11,892)	(8,860)
Other, Net	(11,032)	(5,479)
Net Investing Cash Outflows	(283,509)	(171,310)
Financing Cash Flows		
Long-Term Debt Repayments	(23,050)	(100,924)
Dividends Paid	(8,461)	(7,241)
Treasury Stock Purchased	-	(21,295)
Proceeds from Stock Options Exercised	8,775	7,456
Other, Net	231	28
Net Financing Cash Outflows	(22,505)	(121,976)
Increase (Decrease) in Cash and Cash Equivalents	91,274	(3,015)
Cash and Cash Equivalents at Beginning of Period	4,443	9,848
Cash and Cash Equivalents at End of Period	$ 95,717	$ 6,833

EOG RESOURCES, INC.
Quantitative Reconciliation of Adjusted Net Income Available to Common (Non-GAAP)
to Net Income Available to Common (GAAP)
(Unaudited; in thousands, except per share amounts)

The following chart adjusts reported quarters ended March 31 net income available to common to reflect actual cash realized from previously disclosed oil and gas hedges and to eliminate the mark-to-market loss from these previously disclosed oil and gas hedges and the after tax impact of the cumulative effect of change in accounting principle. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and exclude the impact of one-time items. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended March 31	
	2004	2003
Reported Net Income Available to Common	$ 98,095	$ 126,667
Mark-to-Market (MTM) Commodity Derivative Contracts Impact		
Total Losses	44,455	45,221
Realized Losses	(2,342)	(27,929)
Subtotal	42,113	17,292
After Tax MTM Impact	27,100	11,127
Impact of One-Time Items		
Add: Cumulative Effect of Change in Accounting Principle, Net of Income Tax	-	7,131
Adjusted Non-GAAP Net Income Available to Common	$ 125,195	$ 144,925
Adjusted Non-GAAP Net Income Per Share Available to Common		
Basic	$ 1.08	$ 1.27
Diluted	$ 1.06	$ 1.25
Average Number of Shares Outstanding		
Basic	115,645	114,441
Diluted	117,621	116,224

EOG RESOURCES, INC.
Quantitative Reconciliation of Discretionary Cash Flow Available to Common (Non-GAAP)
to Net Operating Cash Inflows (GAAP)
(Unaudited; in thousands)

The following chart reconciles quarters ended March 31 net operating cash inflows to discretionary cash flow available to common. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust operating cash inflows for changes in components of working capital, other liabilities and preferred stock dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended March 31	
	2004	2003
Net Operating Cash Inflows	$ 397,288	$ 290,271
Adjustments		
Changes in Components of Working Capital and Other Liabilities		
Accounts Receivable	8,404	111,034
Inventories	1,836	(646)
Accounts Payable	(14,382)	(20,670)
Accrued Taxes Payable	(23,946)	(23,872)
Other Liabilities	(4,603)	1,532
Other, Net	(2,815)	698
Changes in Components of Working Capital Associated with Investing and Financing Activities	(10,306)	(8,832)
Preferred Dividends	(2,758)	(2,758)
Discretionary Cash Flow Available to Common	$ 348,718	$ 346,757

EOG RESOURCES, INC.
Quantitative Reconciliation of Free Cash Flow (Non-GAAP)
to Net Operating Cash Inflows (GAAP)
(Unaudited; in thousands)

The following chart reconciles quarter ended March 31, 2004 net operating cash inflows to free cash flow. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who use free cash flow as a measure of corporate financial flexibility and as a valuation parameter. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended March 31, 2004
Net Operating Cash Inflows	$ 397,288
Net Investing Cash Outflows	(283,509)
Dividends Paid	(8,461)
Proceeds from Stock Options Exercised	8,775
Financing Other, Net	231
Free Cash Flow	$ 114,324